Exhibit 99.1

Yiren Digital Reports Fourth Quarter and Fiscal Year 2019 Financial Results

BEIJING — March 25, 2020 — Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), a leading fintech company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

Fourth Quarter and Fiscal Year 2019 Operational Highlights

Wealth Management—Yiren Wealth

•                          Cumulative number of investors reached 2,210,530 as of December 31, 2019, representing an increase of 0.5% from 2,200,223 as of September 30, 2019 and compared to 2,105,339 as of December 31, 2018. Specifically, as of December 31, 2019, the cumulative number of non-P2P investors was 174,391 and the cumulative number of P2P investors was 2,202,875. Non-P2P products include mainly bank’s wealth management products and mutual funds.

•                          Number of current investors was 246,561 as of December 31, 2019, representing a decrease of 8.8% from 270,402 as of September 30, 2019.

•                          Number of current non-P2P investors was 21,360 as of December 31, 2019, representing an increase of 9.6% from 19,496 as of September 30, 2019 and compared to 15,250 as of December 31, 2018.

•                          Total assets under administration (“AUA”) for P2P products on Yiren Wealth was RMB 34,264.8 million (US$4,921.8 million) as of December 31, 2019, representing a decrease of 14.7% from RMB 40,191.7 million as of September 30, 2019, and compared to RMB 49,886.6 million as of December 31, 2018.

•                          Total AUA for non-P2P products on Yiren Wealth was RMB 1,026.9 million (US$147.5 million) as of December 31, 2019, representing an increase of 64.0% from RMB 626.2 million as of September 30, 2019, and compared to RMB 217.7 million as of December 31, 2018.

•                          Gross Merchandise Volume (“GMV”) of non-P2P products amounted to RMB 2,548.4 million (US$ 366.1 million) in the fourth quarter of 2019, representing an increase of 232.2% from RMB 767.2 million in the prior quarter and compared to RMB 81.3 million in the same period of 2018. For fiscal year 2019, GMV of non-P2P products amounted to RMB 3,929.1 million (US$564.4 million), compared to RMB 2,730.1 million in 2018.

Consumer Credit—Yiren Credit

•                          Total loan originations reached RMB 8.0 billion (US$1.1 billion) for the fourth quarter of 2019, representing a decrease of 24% from RMB 10.5 billion in the prior quarter.

•                          Cumulative number of borrowers served reached 4,695,487 as of December 31, 2019.

•                          Number of borrowers served in the fourth quarter of 2019 was 125,622. For the fiscal year 2019, total number of borrowers served was 541,955.

•                          The percentage of loan volume generated by repeat borrowers was 16.5% in the fourth quarter of 2019.

•                          Approximately 34% of loan originations were generated online in the fourth quarter of 2019.

•                          Remaining principal of performing loans reached RMB 51.2 billion (US$7.3 billion) as of December 31, 2019.

“We have made significant progress in our strategic transformation to re-position our business as we enter 2020. We have completed our full operational integration of Yirendai with CreditEase’s Inclusive Finance and online wealth management business to form Yiren Digital, the leading fintech platform providing an array of credit products to consumers and asset allocation based wealth management services to mass affluent clients in China.” said Mr. Ning Tang, Chairman and Chief Executive Officer of Yiren Digital. “We are also making good progress in expanding our creditech business model into a loan facilitation as well as licensed lending operation model. And we believe our online wealth management business is poised for significant growth in the year to come with strong momentum.”

“For our creditech business, we are rolling out new product services to better serve our borrowers which include short tenure revolving loans and auto loans. Diversifying our funding source continues to be a top priority and we expect a significant portion of our new loan origination volume to be funded by institutional investors in 2020.” Mr. Tang continued to comment, “and as to our wealth management business, we are gaining significant traction in growing our non-P2P products and services. In the fourth quarter of 2019, AUA for non-P2P products grew 64% quarter-over-quarter, sales volume grew 232% quarter-over-quarter and the number of current investors investing in non-P2P products grew 10% from last quarter. We are seeing a strong demand for our online product offerings. In 2020, we expect the strong growth momentum for our wealth management business to continue, as we continue to roll-out non-P2P products and services by working with industry leading partners, such as Principal Global Investors (Hong Kong) Limited., a subsidiary of Principal Financial Group; and a global leader in asset management, retirement services and insurance solutions. In addition, we obtained a Hong Kong stock brokerage license in December 2019 and officially launched our stock trading APP in the same month to provide stock trading and consulting services to our clients. We strive to become the true one-stop shop asset allocation-based wealth management platform for mass affluent investors in China.”

We’re pleased to deliver another solid quarter with healthy margins as we are moving towards more diversified business models under a challenging regulatory environment. Total net revenue for the quarter was RMB 2.4 billion, up 15% from previous quarter. Net profit for the quarter was RMB 404 million up from RMB 228 million in the previous quarter. “ said Mr. Zhong Bi, Chief Financial Officer of Yiren Digital. “We are seeing meaningful operation leverage synergies as we complete the full operation integration for our business realignment. And we are also proactively managing our overall cost structure through both improving operation efficiency with technology and rationalizing our capacity to better prepare for the near term economic uncertainties due to corona virus. As such, with a lean and more efficient operational workforce, coupled with our strong balance sheet with approximately RMB 3.6 billion of cash and short-term liquidity, we believe we are on solid footing in the dynamic environment.”

“On credit performance and risk management, we are maintaining our overall risk performance inline with our expected ranges, despite the tightening collection practices, and to a lesser extend, limitation on external data usage.” said Mr. Michael Ji, Chief Risk Officer of Yiren Digital. “To promptly respond to a potential economic slowdown due to the recent coronavirus outbreak , we have been actively tightening our risk policy, adjusting our product portfolio and optimizing our risk data sets. The latest data suggested that the delinquencies had been coming down in recent weeks, showing a very encouraging trend, which led us to expect that the impact from the corona virus would rather be short term than be prolonged.”

Fourth Quarter 2019 Financial Results

Total amount of loans facilitated in the fourth quarter of 2019 was RMB 7,998.0 million (US$1,148.8 million), compared to RMB 13,595.8 million in the same period last year. As of December 31, 2019, the total outstanding principal amount of the performing loans was RMB 51.2 billion (US$7.3 billion), decreased by 25% from RMB 68.4 billion as of December 31, 2018.

Total net revenue in the fourth quarter of 2019 was RMB 2,363.6 million (US$339.5 million), compared to RMB 2,304.5 million in the same period last year. Revenue from Yiren Credit reached RMB 1,841.8 million (US$264.6 million), representing an increase of 1% from RMB 1,816.0 million in the fourth quarter of 2018. Revenue from Yiren Wealth reached RMB 521.8 million (US$75.0 million), representing an increase of 7% from RMB 488.5 million in the fourth quarter of 2018.

Sales and marketing expenses in the fourth quarter of 2019 were RMB 960.4 million (US$138.0 million), compared to RMB 1,236.7 million in the same period last year. Sales and marketing expenses in the fourth quarter of 2019 accounted for 12.0% of the total amount of loans facilitated, as compared to 9.1% in the same period last year mainly due to a decline in the amount of loans facilitated.

Origination and servicing costs in the fourth quarter of 2019 were RMB 173.9 million (US$25.0 million), compared to RMB 227.1 million in the same period last year. Origination and servicing costs in the fourth quarter of 2019 accounted for 2.2% of the total amount of loans facilitated, compared to 1.7% in the same period last year.

General and administrative expenses in the fourth quarter of 2019 were RMB 139.9 million (US$20.1 million), compared to RMB 361.7 million in the same period last year. General and administrative expenses in the fourth quarter of 2019 accounted for 5.9% of the total net revenue, compared to 15.7% in the same period last year.

Allowance for contract assets in the fourth quarter of 2019 were RMB 588.3 million (US$84.5 million), compared to RMB 209.0 million in the same period last year. The increase was mainly attributable to changes in future collectability estimates.

Income tax expense in the fourth quarter of 2019 was RMB 80.9 million (US$11.6 million).

Net income in the fourth quarter of 2019 was RMB 404.0 million (US$58.0 million), compared to RMB 985.9 million in the same period last year.

Adjusted EBITDA (non-GAAP) in the fourth quarter of 2019 was RMB 508.1 million (US$73.0 million), compared to an adjusted EBITDA of RMB 1,059.3 million in the same period last year. Adjusted EBITDA margin1 (non-GAAP) in the fourth quarter of 2019 was 21.5%, compared to 46.0% in the same period last year.

Basic income per ADS in the fourth quarter of 2019 was RMB 4.35 (US$0.63), compared to a basic income per ADS of RMB 10.65 in the same period last year.

Diluted income per ADS in the fourth quarter of 2019 was RMB 4.34 (US$0.62), compared to a diluted income per ADS of RMB 10.56 in the same period last year.

Net cash generated from operating activities in the fourth quarter of 2019 was RMB 60.2 million (US$ 8.7 million), compared to a loss of RMB 1,453.6 million in the same period last year.

As of December, 2019, cash and cash equivalents was RMB 3,198.1 million (US$459.4 million), compared to RMB 2,633.0 million as of September 30, 2019. As of December 31, 2019, the balance of held-to-maturity investments was RMB 6.6 million (US$1.0 million), compared to RMB 8.1 million as of September 30, 2019. As of December 31, 2019, the balance of available-for-sale investments was RMB 461.0 million (US$66.2 million), compared to RMB 426.3 million as of September 30, 2019.

Delinquency rates. As of December 31, 2019, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 1.2%, 2.0%, and 1.7%, respectively compared to 1.0%, 1.8%, and 1.6%, as of September 30, 2019.

Cumulative M3+ net charge-off rates. As of December 31, 2019, the cumulative M3+ net charge-off rate for loans originated in 2016 was 9.4%, compared to 9.4% as of September 30, 2019. As of December 31, 2019, the cumulative M3+ net charge-off rate for loans originated in 2017 was 16.0%, compared to 15.3% as of September 30, 2019. As of December 31, 2019, the cumulative M3+ net charge-off rate for loans originated in 2018 was 13.8%, compared to 11.6% as of September 30, 2019.

1 Adjusted EBITDA margin is a non-GAAP financial measure calculated as adjusted EBITDA divided by total net revenue.

Fiscal Year 2019 Financial Results

Total amount of loans facilitated in 2019 was RMB 39.1 billion (US$5.6 billion), compared to RMB 63.3 billion in 2018.

Total net revenue in 2019 was RMB 8,616.8 million (US$1,237.7 million), compared to RMB 11,244.1 million in 2018. Revenue from Yiren Credit for fiscal year 2019 was RMB 6,440.6 million (US$925.1 million), representing a decrease of 30.4% from RMB 9,257.2 million in 2018. Revenue from Yiren Wealth for fiscal year 2019 reached RMB 2,176.2 million (US$312.6 million), representing an increase of 9.5% from RMB 1,987.0 million in 2018.

Sales and marketing expenses in 2019 was RMB 4,457.4 million (US$640.3 million), compared to RMB 6,658.3 million in 2018. Sales and marketing expenses in 2019 accounted for 11.4% of the total amount of loans facilitated, as compared to 10.5% in 2018 mainly due to a decline in the amount of loans facilitated.

Origination and servicing costs in 2019 was RMB 665.1 million (US$95.5 million), compared to RMB 1,061.3 million in 2018. Origination and servicing costs in 2019 accounted for 1.7% of the total amount of loans facilitated, remaining stable when compared to 1.7% in 2018.

General and administrative expenses in 2019 was RMB 741.3 million (US$106.5 million), compared to RMB 1,755.8 million in 2018. General and administrative expenses in 2019 accounted for 8.6% of the total net revenue, compared to 15.6% in 2018 mainly due to realizing operational efficiency synergies from the Company’s business realignment transaction.

Allowance for contract assets in 2019 were RMB 1,625.1 million (US$233.4 million), compared to RMB 992.6 million in 2018. The increase was mainly attributable to changes in future collectability estimates.

Income tax expense in 2019 was RMB 239.2 million (US$34.4 million).

Net income in 2019 was RMB 1,155.6 million (US$166.0 million), compared to RMB 1,579.8 million in 2018.

Adjusted EBITDA (non-GAAP) in 2019 was RMB 1,491.3 million (US$214.2 million), compared to an adjusted EBITDA of RMB 1,968.2 million in 2018. Adjusted EBITDA margin1 (non-GAAP) in 2019 was 17.3%, compared to 17.5% in 2018.

Basic income per ADS in 2019 was RMB 12.5 (US$1.8), compared to a basic income per ADS of RMB 17.2 in 2018.

Diluted income per ADS in 2019 was RMB 12.4 (US$1.8), compared to a diluted income per ADS of RMB 17.0 in 2018.

Net cash generated from operating activities in 2019 was RMB 246.3 million (US$ 35.4 million), compared to net cash used in operating activities of RMB 3,959.1 million in 2018.

Recent Development

Termination of Contingent Consideration Payment to CreditEase

Effective December 2019, CreditEase has agreed to waive the remaining RMB 1.2 billion of contingent consideration payment for the Company’s business realignment transaction.

Management Change

Mr. Chunjiang Ji, will assume the role of Chief Risk Officer of the Company to replace Mr Huan Chen who will continue to serve as director for the board of the Company. Mr. Ji has over 18 years of experiences in risk management and decision science with multiple top financial organizations. Prior to joining the Company, Mr. Ji has held several senior positions at Citigroup, JPMorgan Chase, and Fleet Boston Bank.

Mr. Jiangxu Xiang, will assume the role of Chief Technology Officer of the Company. Mr. Xiang is a technology veteran with 30 years of experience in the software, internet and fintech industries. Before joining the Company, he was Executive Vice President of R&D and Managing Director of Suning Global Research at Suning Commerce Group, a global fortune 500 company from 2016 to 2018.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2019, which was RMB6.9618 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Conference Call

Yiren Digital’s management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on March 25, 2020, (or 8:00 a.m. Beijing/Hong Kong Time on March 26, 2020).Dial-in details for the earnings conference call are as follows:

International	+65 6713-5090
U.S.	+1 845-675-0437
Hong Kong	+852 3018-6771
Chinese Mainland	400-620-8038

Conference ID	5738805

A replay of the conference call may be accessed by phone at the following numbers until April 2, 2020:

International	+61 2-8199-0299
U.S.	+1 646-254-3697
Replay Access Code:	5738805

Additionally, a live and archived webcast of the conference call will be available at ir.yirendai.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital’s control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yiren Digital’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yiren Digital’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. (NYSE: YRD) is a leading fintech company in China, providing both credit and wealth management services. For its credit business, the Company provides an effective solution to address largely underserved investor and individual borrower demand in China through online and offline channels to efficiently match borrowers with investors and execute loan transactions. Yiren Digital deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yiren Digital’s marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For its wealth management business, the Company targets China’s mass affluent population and strives to provide customized wealth management services, with a combination of long-term and short-term targets as well as different types of investments, ranging from cash and fixed-income assets, to funds and insurance. For more information, please visit ir.Yirendai.com.

For investor and media inquiries, please contact:

Yiren Digital

Investor Relations

Email: ir@Yirendai.com

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Year Ended
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	RMB	USD	RMB	RMB	USD
	(Recast*)				(Recast*)
Net revenue:
Loan facilitation services	1,344,229	1,286,923	1,602,341	230,161	7,647,804	5,182,028	744,352
Post-origination services	408,273	103,073	117,110	16,822	1,263,022	757,783	108,849
Account management services	504,562	489,673	489,641	70,333	1,806,732	2,016,678	289,678
Others	47,461	176,439	154,536	22,198	526,556	660,295	94,845
Total net revenue	2,304,525	2,056,108	2,363,628	339,514	11,244,114	8,616,784	1,237,724
Operating costs and expenses:
Sales and marketing	1,236,747	1,160,365	960,396	137,953	6,658,270	4,457,353	640,259
Origination and servicing	227,102	156,073	173,942	24,985	1,061,289	665,083	95,533
General and administrative	361,655	168,092	139,935	20,100	1,755,828	741,268	106,476
Allowance for contract assets and receivables	208,985	344,742	588,344	84,510	992,581	1,625,051	233,424
Total operating costs and expenses	2,034,489	1,829,272	1,862,617	267,548	10,467,968	7,488,755	1,075,692
Other income/(expenses):
Interest income, net	15,829	13,825	10,454	1,502	73,917	73,367	10,538
Fair value adjustments related to Consolidated ABFE	39,844	(1,323)	(35,596)	(5,113)	243,122	3,866	555
Others, net	696,041	7,112	6,942	997	690,207	191,757	27,544
Total other income/(expenses)	751,714	19,614	(18,200)	(2,614)	1,007,246	268,990	38,637
Income before provision for income taxes	1,021,750	246,450	482,811	69,352	1,783,392	1,397,019	200,669
Share of results of equity investees	(3,349)	1,505	2,088	299	(9,295)	(2,180)	(313)
Income tax expense	32,485	19,924	80,914	11,622	194,287	239,228	34,363
Net income	985,916	228,031	403,985	58,029	1,579,810	1,155,611	165,993

Weighted average number of ordinary shares outstanding, basic	185,092,973	185,548,214	185,586,690	185,586,690	184,225,643	185,219,586	185,219,586
Basic income per share	5.3266	1.2290	2.1768	0.3127	8.5754	6.2391	0.8962
Basic income per ADS	10.6532	2.4580	4.3536	0.6254	17.1508	12.4782	1.7924

Weighted average number of ordinary shares outstanding, diluted	186,807,285	186,351,678	186,322,276	186,322,276	186,270,515	186,535,464	186,535,464
Diluted income per share	5.2777	1.2237	2.1682	0.3114	8.4813	6.1951	0.8899
Diluted income per ADS	10.5554	2.4474	4.3364	0.6228	16.9626	12.3902	1.7798

Unaudited Condensed Consolidated Cash Flow Data (Recast**)
Net cash (used in)/ generated from operating activities	(1,453,598)	808,148	60,228	8,652	(3,959,094)	246,293	35,378
Net cash provided by/ (used in) investing activities	871,041	(78,146)	1,115,058	160,168	3,297,648	1,027,877	147,645
Net cash provided by/ (used in) financing activities	1,484,026	(839,114)	(620,595)	(89,143)	(788,022)	(1,039,705)	(149,344)
Effect of foreign exchange rate changes	125,662	3,193	(2,336)	(336)	3,631	193	28
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,027,131	(105,919)	552,355	79,341	(1,445,837)	234,658	33,707
Cash, cash equivalents and restricted cash, beginning of period	2,007,354	2,822,706	2,716,787	390,242	4,480,322	3,034,484	435,876
Cash, cash equivalents and restricted cash, end of period	3,034,485	2,716,787	3,269,142	469,583	3,034,485	3,269,142	469,583

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	As of
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	RMB	USD
	(Recast*)

Cash and cash equivalents	2,606,939	2,632,952	3,198,086	459,376
Restricted cash	427,546	83,835	71,056	10,207
Accounts receivable	40,326	67,231	3,398	488
Contract assets, net	3,909,263	2,598,202	2,398,685	344,550
Contract cost	145,460	143,066	160,003	22,983
Prepaid expenses and other assets	2,552,319	1,280,784	1,333,221	191,505
Loans at fair value	1,375,221	552,648	418,492	60,113
Financing receivables	—	24,630	29,612	4,254
Amounts due from related parties	1,361,805	1,678,499	988,853	142,039
Held-to-maturity investments	329,597	8,051	6,627	952
Available-for-sale investments	835,565	426,321	460,991	66,217
Long term investments	217,636	144,552	—	—
Property, equipment and software, net	266,002	213,962	195,855	28,133
Deferred tax assets	184,136	150,363	158,164	22,719
Right-of-use assets	—	383,545	334,134	47,995
Total assets	14,251,815	10,388,641	9,757,177	1,401,531
Accounts payable	307,046	62,313	43,583	6,260
Amounts due to related parties	8,276,459	289,820	106,645	15,319
Liabilities from quality assurance program and guarantee	9,950	5,644	4,397	632
Deferred revenue	569,469	381,899	358,203	51,453
Payable to investors at fair value	626,207	—	—	—
Accrued expenses and other liabilities	2,193,576	2,351,078	2,338,745	335,940
Refund liability	2,145,748	2,002,785	1,801,535	258,774
Deferred tax liabilities	486,773	267,647	331,645	47,638
Lease liabilities	—	322,832	282,334	40,555
Contingent consideration	—	1,780,734	—	—
Total liabilities	14,615,228	7,464,752	5,267,087	756,571
Ordinary shares	77	121	121	17
Additional paid-in capital	1,293,968	3,872,219	5,038,691	723,763
Treasury stock	(254)	(37,097)	(37,097)	(5,329)
Accumulated other comprehensive income	16,390	25,225	21,855	3,139
Accumulated deficit	(1,673,594)	(936,579)	(533,480)	(76,630)
Total (deficit)/ equity	(363,413)	2,923,889	4,490,090	644,960
Total liabilities and equity	14,251,815	10,388,641	9,757,177	1,401,531

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of  borrowers, number of investors and percentages)

	For the Three Months Ended				For the Year Ended
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	RMB	USD	RMB	RMB	USD
	(Recast*)				(Recast*)
Operating Highlights
Amount of p2p investment	16,776,410	9,037,670	8,790,755	1,262,713	70,667,346	41,203,595	5,918,526
AUA of p2p investment	70,061,282	59,792,510	52,945,825	7,605,192	70,061,282	52,945,825	7,605,192
Number of p2p investors	244,069	113,955	105,849	105,849	745,799	348,832	348,832
Amount of non-p2p investment	81,290	767,226	2,548,414	366,057	2,730,079	3,929,131	564,384
AUA of non-p2p investment	217,692	626,223	1,026,858	147,499	217,692	1,026,858	147,499
Number of non-p2p investors	12,525	12,235	13,896	13,896	83,596	32,668	32,668
Amount of loans facilitated	13,595,780	10,496,261	7,998,046	1,148,847	63,329,066	39,103,048	5,616,801
Number of borrowers	203,451	150,280	125,622	125,622	922,633	541,955	541,955
Remaining principal of performing loans	68,370,225	54,553,702	51,157,313	7,348,288	68,370,225	51,157,313	7,348,288

Segment Information
Wealth management:
Revenue	488,502	540,554	521,849	74,959	1,986,960	2,176,215	312,594
Sales and marketing expenses	73,197	219,390	67,080	9,635	1,242,439	643,542	92,439

Consumer credit:
Revenue	1,816,023	1,515,554	1,841,779	264,555	9,257,154	6,440,569	925,130
Sales and marketing expenses	1,163,550	940,975	893,316	128,318	5,415,831	3,813,811	547,820

Reconciliation of Adjusted EBITDA
Net income	985,916	228,031	403,985	58,029	1,579,810	1,155,611	165,993
Interest income, net	(15,829)	(13,825)	(10,454)	(1,502)	(73,917)	(73,367)	(10,538)
Income tax expense	32,485	19,924	80,914	11,622	194,287	239,228	34,363
Depreciation and amortization	36,636	32,153	30,083	4,321	147,992	125,850	18,077
Share-based compensation	20,067	7,954	3,556	511	119,998	43,941	6,312
Adjusted EBITDA	1,059,275	274,237	508,084	72,981	1,968,170	1,491,263	214,207
Adjusted EBITDA margin	46.0%	13.3%	21.5%	21.5%	17.5%	17.3%	17.3%

* Prior period financials have been recast to reflect the acquisition from CreditEase under common control.

** The Company reclassified 846.0 million payments made in the third quarter of 2019 related to contingent consideration from cash used in investing activities to cash used in financing activities due to the payments paid after three months of business realignment.

Delinquency Rates

	Delinquent for
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2015	0.7%	1.2%	0.9%
December 31, 2016	0.6%	0.9%	0.8%
December 31, 2017	0.8%	1.0%	0.8%
December 31, 2018	1.0%	1.8%	1.7%
December 31, 2019	1.2%	2.0%	1.7%

Online Channels
December 31, 2015	0.5%	0.8%	0.6%
December 31, 2016	0.5%	0.9%	0.8%
December 31, 2017	1.1%	1.1%	0.9%
December 31, 2018	1.2%	2.3%	2.2%
December 31, 2019	1.6%	2.9%	2.5%

Offline Channels
December 31, 2015	0.7%	1.2%	1.0%
December 31, 2016	0.6%	0.9%	0.8%
December 31, 2017	0.6%	0.9%	0.7%
December 31, 2018	0.9%	1.6%	1.5%
December 31, 2019	1.0%	1.7%	1.5%

Net Charge-Off Rate for Upgraded Risk Grid

Loan Issued Period	Customer Grade	Amount of Loans Facilitated During the Period	Accumulated M3+ Net Charge- Off as of December 31, 2019	Total Net Charge-Off Rate as of December 31, 2019
		(in RMB thousands)	(in RMB thousands)
2015	I	4,894,936	197,679	4.0%
	II	14,492,035	485,102	3.3%
	III	11,272,838	709,921	6.3%
	IV	11,283,656	1,354,765	12.0%
	V	11,199,563	1,713,746	15.3%
	Total	53,143,029	4,461,213	8.4%
2016	I	5,858,273	236,493	4.0%
	II	12,360,346	540,799	4.4%
	III	9,951,614	755,406	7.6%
	IV	8,652,543	924,154	10.7%
	V	16,982,336	2,607,546	15.4%
	Total	53,805,112	5,064,398	9.4%
2017	I	10,431,218	697,113	6.7%
	II	12,270,230	1,597,776	13.0%
	III	13,837,922	2,290,065	16.5%
	IV	13,663,558	2,459,857	18.0%
	V	19,680,365	4,123,858	21.0%
	Total	69,883,293	11,168,668	16.0%
2018	I	9,476,955	598,343	6.3%
	II	14,656,758	1,655,932	11.3%
	III	13,903,217	1,987,419	14.3%
	IV	13,812,989	2,309,976	16.7%
	V	11,326,230	2,154,899	19.0%
	Total	63,176,149	8,706,569	13.8%
2019Q1-Q3	I	6,102,299	92,787	1.5%
	II	8,658,990	248,567	2.9%
	III	7,413,040	274,254	3.7%
	IV	4,746,047	178,863	3.8%
	V	4,216,836	166,903	4.0%
	Total	31,137,211	961,373	3.1%

M3+ Net Charge-Off Rate*

Loan Issued Period	Month on Book
	4	7	10	13	16	19	22	25	28	31	34
2015Q1	0.8%	2.0%	3.4%	4.7%	5.7%	6.5%	7.1%	7.5%	7.7%	7.8%	7.8%
2015Q2	0.8%	2.3%	3.8%	5.2%	6.4%	7.3%	7.9%	8.3%	8.5%	8.7%	8.8%
2015Q3	0.4%	1.6%	3.1%	4.4%	5.6%	6.5%	7.1%	7.6%	7.9%	8.1%	8.4%
2015Q4	0.4%	1.6%	3.1%	4.4%	5.5%	6.3%	6.9%	7.4%	7.9%	8.3%	8.5%
2016Q1	0.3%	1.2%	2.5%	3.6%	4.5%	5.2%	5.8%	6.4%	7.0%	7.4%	7.6%
2016Q2	0.4%	1.6%	3.1%	4.3%	5.2%	6.0%	6.8%	7.6%	8.1%	8.4%	8.7%
2016Q3	0.3%	1.6%	3.1%	4.3%	5.4%	6.6%	7.8%	8.6%	9.2%	9.5%	9.8%
2016Q4	0.2%	1.5%	2.9%	4.4%	5.9%	7.4%	8.4%	9.3%	10.0%	10.4%	10.7%
2017Q1	0.3%	1.5%	3.2%	5.1%	7.1%	8.6%	9.8%	10.8%	11.5%	12.0%
2017Q2	1.1%	2.9%	5.6%	8.4%	10.4%	12.1%	13.5%	14.5%	15.3%
2017Q3	0.3%	2.9%	6.3%	9.1%	11.6%	13.6%	15.0%	16.2%
2017Q4	0.5%	3.8%	7.2%	10.4%	13.2%	15.3%	16.9%
2018Q1	0.4%	3.0%	6.6%	10.1%	12.9%	15.2%
2018Q2	0.5%	3.6%	7.4%	10.8%	13.6%
2018Q3	0.3%	2.9%	6.2%	9.1%
2018Q4	0.3%	2.5%	5.6%
2019Q1	0.2%	2.5%
2019Q2	0.3%

*As one division has already been spun off from the company, as of third quarter 2019, M3+ net charge-off rates no longer reflect the risk performance of loans generated by this division.